AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the nine months ended September 30, 2007

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2007	2006

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,279,533	6,150,005
Amounts receivable (note 4)	2,392,819	1,499,433
Prepaid expenses	48,768	88,884
Marketable securities (notes 3 and 5)	262,200	10,200
	3,983,320	7,748,522
MINERAL PROPERTIES (note 6)	54,769,456	51,964,625
OFFICE EQUIPMENT, net	33,141	38,079
	58,785,917	59,751,226
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)	604,357	767,711
ASSET RETIREMENT OBLIGATION (note 12)	32,406	31,179
FUTURE INCOME TAXES	2,536,891	1,153,091
	3,173,654	1,951,981
SHAREHOLDERS' EQUITY
Share capital (note 7)	56,570,903	57,954,703
Contributed surplus (note 7)	5,579,772	5,451,072
Accumulated other comprehensive income (loss) (notes 3, 5, and 8)	(4,969)	43,031
Deficit	(6,533,443)	(5,649,561)
	55,612,263	57,799,245
	58,785,917	59,751,226

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 6 and 10)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2007	2006	2007	2006

	$	$	$	$
EXPENSES (INCOME)
Amortization	2,777	2,694	8,298	9,309
Accretion of asset retirement obligation	409	-	1,227	-
Business development	12,500	33,860	55,495	155,981
Exploration	21,816	173,353	86,306	338,995
Foreign exchange	13,001	2,456	20,517	3,600
General and administrative (note 9)	131,639	280,478	705,036	787,961
Stock-based compensation	-	-	128,700	1,014,160
Interest income	(19,853)	(81,664)	(121,697)	(148,649)

NET LOSS	(162,289)	(411,177)	(883,882)	(2,161,357)

DEFICIT, beginning of year	(6,371,154)	(5,659,035)	(5,649,561)	(3,908,855)

DEFICIT, end of period	(6,533,443)	(6,070,212)	(6,533,443)	(6,070,212)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	100,628,976	100,628,976	100,628,976	94,815,401

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2007	2006	2007	2006

	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(162,289)	(411,177)	(883,882)	(2,161,357)
Items not affecting cash
Amortization	2,777	2,694	8,298	9,309
Accretion of asset retirement	409	-	1,227	-
Stock-based compensation	-	-	128,700	1,014,160
	(159,103)	(408,483)	(745,657)	(1,137,888)
Changes in non-cash operating accounts
Amounts receivable	(10,137)	109,189	(893,386)	(995,355)
Prepaid expenses	(1,522)	(72,408)	40,116	(26,853)
Accounts payable and accrued liabilities	(302,976)	(312,992)	(163,354)	(311,455)
	(473,738)	(684,694)	(1,762,281)	(2,471,551)

INVESTING ACTIVITIES
Mineral properties	(861,028)	(552,495)	(3,104,831)	(2,854,717)
Office equipment	-	(16,694)	(3,360)	(23,288)
	(861,028)	(569,189)	(3,108,191)	(2,878,005)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	-	-	7,473,689

DECREASE IN CASH	(1,334,766)	(1,253,883)	(4,870,472)	2,124,133
CASH AND CASH EQUIVALENTS,
beginning of period	2,614,299	8,791,916	6,150,005	5,413,900

CASH AND CASH EQUIVALENTS, end of period	1,279,533	7,538,033	1,279,533	7,538,033

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	-	-	-
Interest received	19,853	81,644	121,697	148,649
Income taxes paid	-	-	-	-

Non-cash financing and investing activities:
Increase of marketable securities under property option
agreement	-	-	300,000	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Company will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Company to reduce operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application of the most recent annual audited financial statements. Accordingly, they should be read in conjunction with the most recent annual audited financial statements of the Company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statement have been made.

Principles of consolidation

The interim consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries:
International Taurus Resources Inc.;
American Bonanza Gold Mining Corp.;
Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All inter-company transactions and balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its short-term investments as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. This change in accounting policy had no material effect on the Company’s previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $48,000 decrease in the carrying value of marketable securities as at September 30, 2007, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 5 and 8.

Comprehensive Income (CICA handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, and has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. The components of accumulated other comprehensive loss for the nine month period ended September 30, 2007 are disclosed in Note 5 and Note 8.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

4.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY

Amounts receivable consist of the following:

	2007	2006
	$	$

Goods and services tax	17,337	36,502
Quebec sales tax	151,018	19,955
GIC Interest Accrual	6,066	92,866
Mining duty receivable (a)	2,163,018	1,292,884
Other	55,380	57,226

	2,392,819	1,499,433

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

4.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY (continued)

(a) Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act. During 2005, the Corporation was re-assessed for its 2002 tax year filing reducing its claim for Refundable Tax Credit Claim received by $587,604, plus interest of $171,374. In 2006, the Corporation was re-assessed for its 2003 Refundable Tax Credit for $235,881 and the Government of Quebec applied $528,488 of the 2005 refund towards the amounts owing by the Corporation. As of September 30, 2007, the Corporation has accrued an additional interest payable of $8,161 to a total liability of $515,807 (2006 - $507,646).

5.	MARKETABLE SECURITIES

The effect of adopting the new accounting standards (note 3) on the marketable securities as at January 1, 2007 is summarized below. As prescribed by these standards, prior periods have not been restated.

2007
$
Carrying Value, December 31, 2006
- Northern Canadian Minerals Inc.	10,200
Cusac Gold Mines Ltd. (note 6(b)(ii))	300,000
Unrealized losses	(48,000)

Fair Value, September 30	262,200

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 6(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,200 at September 30, 2007.

On June 21, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. upon the execution of the option agreement as described on note 6(b)(ii). The shares were valued as $300,000 based on previous day’s market closed. On September 30, 2007 the quoted value of these securities was $240,000 (note 6(b)(ii)).

The Corporation has designated its marketable securities as available-for-sale and recorded the unrealized losses in other comprehensive income.

6.	MINERAL PROPERTIES

Project	2007	2006
	$	$

Copperstone (a)	24,675,512	22,904,331
Fenelon (b(i))	14,696,032	14,183,469
Taurus Gold (b(ii))	6,314,640	6,583,770
Gold Bar (c)	1,062,471	1,035,264
Northway (b(iii))	4,138,725	3,915,092
Martiniere (b(iii))	3,122,543	2,659,280
Northshore (b(iv))	575,616	524,051
Other (d)	183,917	159,368
	54,769,456	51,964,625

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2007:

							Northshore
							&	Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Other	2007	2006
	$	$	$	$	$	$	$	$	$

Balance, beginning of period	22,904,331	14,183,469	6,583,770	1,035,264	3,915,092	2,659,280	683,419	51,964,625	47,947,666

Decline, drilling and underground support	941,531	291,273	-	1,600	255,382	426,018	3,103	1,918,907	2,319,939
Geological consulting and related	367,018	314,109	30,870	488	71,075	53,246	30,209	867,015	941,796
Assaying	99,926	38,733	-	-	45,312	50,155	7,107	241,333	225,442
Geophysics	-	-	-	-	-	-	-	-	-
Feasibility	-	-	-	-	-	-	-	-	-
Engineering/environmental	-	-	-	-	-	-	-	-	495,325
Advance royalty payment	-	-	-	-	-	-	-	-	-
BLM land payments/permit, licenses	190,948	-	-	16,595	-	-	24,549	232,092	134,278
Property acquisition and related	74,792	-	-	-	-	-	7,020	81,812	92,058
Property payment – tax, permits	-	15,687	-	61	1,946	4,974	3,308	25,976	25,213
Computer and related	5,370	-	-	-	-	-	-	5,370	3,047
Site maintenance and camp:
Utilities and power	20,440	-	-	-	-	-	-	20,440	57,482
Property caretakers	36,349	70,552	-	-	10,817	-	-	117,718	366,798
Equipment and truck rental	38,090	40,378	-	-	-	240,876	818	320,162	236,244
Telephone	3,230	10,719	-	-	-	-	-	13,949	20,132
Maintenance, supplies, other	(6,513)	99,889	-	8,463	-	21,301	-	123,140	-
Accrued government subsidies	-	(368,777)	-	-	(160,899)	(333,307)	-	(862,983)	(821,512)
Write-down	-	-	-	-	-	-	-	-	(79,283)
Option agreement (note 6(b)(ii))	-	-	(300,000)	-	-	-	-	(300,000)	-

	1,771,181	512,563	(269,130)	27,207	223,633	463,263	76,114	2,804,831	4,016,959

Balance, end of period	24,675,512	14,696,032	6,314,640	1,062,471	4,138,725	3,122,543	759,533	54,769,456	51,964,625

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

	(a)	Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty with the royalty increasing to 6 per cent if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In September 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture as amended) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned. During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect on estimated CDC payroll tax liability. In July 2007, the payroll tax liability was paid. The Corporation is required to pay $70,000 from initial proceeds from extraction and a Net Smelter royalty of three percent paid to CDC from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D- Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project as of September 30, 2007 and the claims held are in good standing until August 2008.

	(b)	Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

	(i)	Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. ("Cyprus") and International Taurus Resources Inc. ("Taurus") and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus which were issued and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter. As at September 30, 2007, the remaining

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(b)(i)  Fenelon Project, Quebec (continued)

installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’s 62% ownership in the Fenelon property and Cyprus’s interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

Upon making the final US$150,000 installment, the Corporation will own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

(ii)      Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

On March 2, 2007 the Corporation reached an agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration valued of up to $11,000,000 plus up to 3,000,000 common shares of Cusac.

In the event that Cusac completes all cash payments within 12 months of regulatory approval the total purchase price will be capped at $6,000,000 in cash payments, 1,500,000 common shares of Cusac and $3,000,000 upon the earlier receipt of a Bankable Feasibility Study and the commencement of commercial production.

Alternatively, Cusac can elect to make total cash payments of $6,000,000 over a two year period, issue 3,000,000 common shares of Cusac over a two year period, and make a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a Bankable Feasibility Study to place the Taurus project into commercial production and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payment under this latter alternative will be increased by $2,000,000 with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

On June 22, 2007, the transaction was approved and closed. The Corporation received its first instalment of 1,500,000 common shares from Cusac (Note 5).

(iii)      Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(b)(iii) Casa Berardi Exploration Portfolio, Quebec (continued)

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 6(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus is for a 75% interest in this property with a 25% interest remaining in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000, of which $75,000 had been paid as of September 30, 2007. The Corporation will receive the 25% interest upon payment of the final $75,000 instalment.

On August 7, 2007 the Corporation entered into a letter of intent dated June 21, 2007 (the “LOI”) with Agnico-Eagle Mines Limited (“Agnico-Eagle”), setting out the principal terms of an agreement for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The LOI provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway property over a three year period and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture.

The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. However, if Agnico-Eagle fails to contribute the balance of their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000. The transaction is subject to execution of a formal option and joint venture agreement and regulatory approval.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar properties.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make the final property payment and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project as of September 30, 2007 and the claims held are in good standing until August 2008.

Northern Canadian Minerals Inc. holds a 5% interest in both Pamlico and Gold Bar properties subject to certain dilution provisions.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity has occurred on these properties in over three years. This write-down is required to comply with existing accounting guidelines.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	14,800,000	8,140,000
Share subscription received	500,000	300,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (see below)	-	(943,803)
Share issue costs	-	(672,751)

Balance, December 31, 2006	100,628,976	57,954,703

Shares issued for:
Share issue costs on flow-through renunciation (see below)	-	(1,383,800)

Balance, September 30, 2007	100,628,976	56,570,903

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006. The proceeds were fully collected in 2005.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants are exercisable at a price of $0.65 per share for a period of 18 months after the closing date.

During the first quarter of 2007, exploration expenditures relating to flow-through shares totalling $4,070,000 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $1,383,800 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with offset charged to share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at September 30, 2007, the Corporation has stock options outstanding to acquire an aggregate of 7,365,000 common shares to directors, officers, employees and consultants exercisable at between $0.30 and $1.68 per share exercisable at varying times up until April 30, 2012.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(725,000)	$0.97
Granted	3,055,000	$0.59
Balance, December 31, 2006	9,330,000	$0.78
Expired	(502,500)	$0.40
Cancelled	(2,312,500)	$0.71
Granted	850,000	$0.31

Balance, September 30, 2007	7,365,000	$0.75

The following table summarizes stock options outstanding and exercisable at September 30, 2007:

Number of
Options	Exercise Price	Expiry Date

662,500	$0.68	December 6, 2007
287,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,212,500	$1.68	October 27, 2008
70,000	$1.50	January 8, 2009
25,000	$1.20	May 17, 2009
60,000	$1.15	October 25, 2009
1,690,000	$0.43	May 10, 2010
450,000	$0.45	July 14, 2010
50,000	$0.50	September 26, 2010
530,000	$0.71	January 31, 2011
1,200,000	$0.55	June 20, 2011
200,000	$0.40	September 1, 2011
50,000	$0.50	September 10, 2011
175,000	$0.40	October 17, 2011
600,000	$0.30	April 30, 2012

7,365,000

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

During the nine months ended September 30, 2007, under the fair value based method, $128,700 (2006 - $1,014,160) in compensation expense was recorded for options granted to employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2007	2006

Risk free interest rate	4.55%	4.20%
Expected dividend yield	0%	0%
Stock price volatility	79%	85%
Expected life of options	4.1 years	4.3 years

The weighted average fair value of options granted during the nine months ended September 30, 2007 was $0.15 (2006 - $0.40) .

Warrants

At September 30, 2007, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 6,174,080 common shares outstanding.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(5,542,866)	1.45
Warrants issued on financing	4,736,000	0.65

Balance, December 31, 2006	6,857,420	0.69
Expired	(683,340)	0.45

Balance, September 30, 2007	6,174,080

The following table summarizes warrants outstanding and exercisable at September 30, 2007:

Number of
warrants	Exercise Price	Expiry Date

4,736,000	$0.65	November 30, 2007
600,000	$1.50	December 1, 2007
838,080	$0.56	February 5, 2008

6,174,080

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued) Contributed Surplus

The following summarizes contributed surplus as of September 30, 2007:

2007
$

Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300
Balance, December 31, 2006	5,451,072
Stock-based compensation	128,700

Balance, September 30, 2007	5,579,772

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

2007
$
Opening balance on adoption of new accounting standard on January 1, 2007
- Gain on currency translation adjustment	(43,031)

Other comprehensive loss for the period	48,000

Accumulated other comprehensive loss at September 30, 2007	4,969

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	Nine months ended September 30,
	2007	2006
	$	$

Management fees, consulting and salaries	234,852	318,889
Office and administration	104,224	32,758
Legal and accounting	89,428	46,093
Insurance	61,074	75,250
Public company expenses	215,458	314,971
	705,036	787,961

10.	COMMITMENTS

The Corporation is committed under lease agreements for office premises in Vancouver and Reno in the amount of $74,120 per year expiring May 31, 2008.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6(a).

11.	RELATED PARTY TRANSACTIONS

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the period ended September 30, 2007 the Corporation recovered management and consulting fees of $105,000 (2006 - $82,000) and general and administration expenses of $52,500 (2006 - $40,500) from these companies.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2007 and 2006 (Unaudited – Prepared by Management)

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consist of reclamation and closure costs. The present value of obligations relating to explorations projects reflecting payments for approximately the next seven (7) years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at September 30, 2007 is $32,406 (2006 – $31,568). The undiscounted value of this liability is $45,000 (2006 – $45,000). An accretion expense component of $1,227 (2006 – $1,167) has been charged to operations in 2007 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.